Energem Corp

Level 10, Tower 11, Avenue 5, No. 8,

Jalan Kerinchi, Bangsar South

59200 Wilayah Persekutuan Kuala Lumpur, Malaysia

November 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Melanie Singh, Esq.

Re:	Energem Corp.
Registration Statement on Form S-1
File No. 333-259443
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Singh:

I hope this letter finds you well.

Energem Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-259443), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at become effective at 1:00 p.m. Eastern time on November 15, 2021, or as soon thereafter as possible.

Please contact Debbie A. Klis of Rimon, P.C. on (202) 935-3390 with any questions you may have regarding this request. In addition, please notify Ms. Klis by telephone when this request for acceleration has been granted.

Sincerely yours,

By:	/s/ Swee Guan Hoo
Swee Guan Hoo
Chief Executive Officer

cc:	Rimon, P.C.
Debbie A. Klis, Esq.

Lucosky Brookman, LLP
Lawrence Metelitsa
Raymond Ressy